UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

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Commission File Number: 001-35224

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Xunlei Limited

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Xunlei Adopted a 2020 Share Incentive Plan

Xunlei Limited (“Xunlei” or the “Company”) adopted a 2020 share incentive plan (the “2020 Share Incentive Plan”) in June 2020 to promote the success and enhance the value of Xunlei by linking the personal interests of the directors, employees, and consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. The 2020 Share Incentive Plan has a ten-year term and has a maximum number of 31,000,000 common shares available for grant of awards under the 2020 Share Incentive Plan. Xunlei may grant options, restricted shares, restricted share units and other types of awards to, among other persons, employees of the Company and its subsidiaries in China pursuant to the 2020 Share Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By	:	/s/Naijiang (Eric) Zhou
Name:	:	Naijiang (Eric) Zhou
Title:	:	Chief Financial Officer

Date: July 2, 2020

Exhibit Index

Exhibit 99.1—2020 Share Incentive Plan